                                                                    EXHIBIT 99.1
                                                                  RETENTION PLAN



                  RELEASE AND SEVERANCE COMPENSATION AGREEMENT



         THIS RELEASE AND SEVERANCE COMPENSATION AGREEMENT (the "Agreement") is between ProAssurance Corporation, a Delaware corporation ("ProAssurance"), ProNational Insurance Company, a Michigan insurance company ("ProNational"), Professionals Group, Inc., a Michigan corporation ("Professionals Group") and Victor T. Adamo, an individual (the "Executive"). ProAssurance, ProNational, and Professionals Group and their respective majority-owned subsidiaries are hereinafter collectively referred to as the "Companies."

                                    RECITALS:

         The Executive is currently rendering valuable services to Professionals Group and/or its wholly-owned subsidiary of ProNational. ProAssurance has acquired, or will acquire, control of Professionals Group and ProNational in a transaction (the "Consolidation") that will result in a "change of control" (the "Change of Control") under the terms and conditions of the 1996 Key Employee Retention Plan of ProNational as assumed by Professionals Group (the "Change of Control Agreement"). The Companies have offered to employ the Executive in an at will employment relationship after the Consolidation and to expand protection to the Executive in the form of severance benefits payable on termination of employment under certain circumstances after the Consolidation on the condition that the Executive releases the Companies from any past or future liability under the Change of Control Agreement. The Executive desires to continue employment with the Companies under such terms and conditions, and with the protection afforded to the Executive by this Agreement.

                                    AGREEMENT

         NOW, THEREFORE, These Premises Considered, and in consideration of the mutual covenants and promises in this Agreement, the sufficiency of which is hereby acknowledged, the parties agree as follows:

         1. Term of Agreement. This Agreement is subject to, and conditioned upon, the closing (the "Closing") of the transactions (the "Consolidation") contemplated by the Agreement to Consolidate by and between Medical Assurance, Inc. and Professionals Group, Inc. dated June 22, 2000, as amended November 1, 2000. This Agreement is effective on the date of Closing which is scheduled to occur on June 27, 2001, and shall continue in effect for a period of two years from the date of Closing (the "Initial Term"). Thereafter, this Agreement shall automatically be extended for successive terms of one year (a "Renewal Term"), except this Agreement may be terminated after the first Renewal Term upon delivery of written notice of the termination of this Agreement by any of the Companies at least six months prior to the expiration of any Renewal Term. If the Executive's employment is terminated during the term of the Agreement, the date on which the Executive's employment terminates shall be referred to as the "Date of Termination."

         2. Severance Benefits. If during the term of this Agreement the Executive leaves the employment of the Companies for Good Reason, as explained in Section 4 of this Agreement, and the Executive signs the release (the "Release") that is attached to and incorporated in this Agreement, the Executive shall receive the following benefits (the "Severance Benefits"):

                  (a) An amount equal to two (2) times the Executive's annual base salary. The "annual base salary" of the Executive shall be defined as the Executive's base rate of compensation in effect as of the Date of Termination, but in no event less than the Executive's base rate of compensation in effect as of the end of the last calendar quarter preceding the Date of Termination;

                  (b) An amount equal to two (2) times the average total annual incentive award(s) or bonus(es). The "average total annual incentive award(s) or bonus(es)" shall mean the average of the sum of
         (i) cash awards or bonuses earned with the Companies by the Executive, plus (ii) the value of stock awarded to the Executive by the Companies for each complete fiscal year during the last three years (whether or not deferred) or, if shorter, over the Executive's entire period of employment with the Companies. The value of stock awarded to the Executive shall be calculated based on the value of the stock as of the date the stock was awarded to the Executive as annual incentive compensation. Notwithstanding the foregoing, the Executive's actual total annual incentive awards or bonuses shall be calculated excluding the value of options to purchase stock which may have been awarded to the Executive;

                  (c) Payment of the Executive's monthly COBRA premiums for continued health and dental insurance coverage for the shorter of the following: (i) 18 months if the Date of Termination occurs in the Initial Term; (ii) 12 months if the Date of Termination occurs in the Renewal Term; (iii) until the Executive no longer has coverage under COBRA; or (iv) until the Executive becomes eligible for substantially similar coverage under a subsequent employer's group health plan; and

                  (d) Outplacement services that are customary to Executive's position.

         The cash severance benefits described in subparagraphs (a) and (b) above shall be paid in equal monthly installments during the period that the covenants set forth in Section 7 shall be in effect commencing upon the Date of Termination; provided that the obligation of the Companies to pay such cash severance benefits to the Executive shall be subject to termination under the provisions of Section 7 hereof in the event the Executive should violate the covenants set forth therein; and provided further that the payment of such cash severance benefits shall be accelerated and payable in lump sum by the Companies upon a breach of this Agreement as a result of the failure of a successor (herein defined) to assume this Agreement as required in Section 10 of this Agreement. The Companies shall withhold from any amounts payable under this Agreement all federal, state, city or other income and employment taxes that shall be required.

         The Companies shall fund the obligation to pay cash Severance Benefits by depositing in escrow an amount equal to the sum of the amounts payable to the Executive under subparagraphs (a) and (b) hereof (the "Escrow Funds") with SouthTrust Bank (or another financial institution with total assets of more than $1,000,000,000) as escrow agent (the "Escrow Agent"). The Escrow Funds shall be the property of the Companies and shall be held, invested and distributed by Escrow Agent in accordance with the following provisions. At the time of delivery of the Escrow Funds, the Escrow Agent shall acknowledge receipt of the Escrow Funds and agree to be bound by the provisions of this Agreement in a separate written document. The Escrow Agent shall invest the Escrow Funds in a money market account for the benefit of the Companies and shall distribute the earnings not more frequently than monthly. Unless and until the Escrow Agent receives notice from ProAssurance that the Executive has breached this Agreement, the Escrow Agent shall distribute the Escrow Funds to the Executive in the same number of equal monthly installments as the number of whole calendar months in the Restricted Period (as defined in Section 7 hereof). The monthly installments shall be distributed to the Executive on the first day of each calendar month in the Restricted Period together with accrued and undistributed earnings on the Escrow Funds. If the Company delivers written notice to the Escrow Agent and Executive that the cash Severance Benefits payable to Executive are subject to termination under Section 7 of this Agreement, the Escrow Agent shall distribute the balance of the Escrow Funds and accrued and undistributed earnings thereon to ProAssurance unless the Escrow Agent receives a written notice of objection from the Executive within 15 days after delivery of ProAssurance's notice. If Executive provides a timely notice of objection, the Escrow Agent shall hold the Escrow Funds until it receives a written notice of distribution from the arbitrator appointed pursuant to Section 13 hereof or a joint written notice of distribution from the Executive and ProAssurance. The failure of the Executive or the Company to deliver notice to the Escrow Agent as herein provided shall not be a waiver of any of their respective rights under this Agreement.

         The Executive shall be entitled to the following in addition to and not in limitation of the Severance Benefits: (i) accrued and unpaid base salary as of the Date of Termination; (ii) accrued vacation and sick leave, if any, on Date of Termination in accordance with the then current policy of the Companies with respect to terminated employees generally; and (iii) vested benefits under the Companies' employee benefit plans in which the Executive was a participant on Date of Termination, which vested benefits shall be paid or provided for in accordance with the terms of said employee benefit plans. If the Executive has regular use of a vehicle provided by the Companies for business and personal use on Date of Termination, the Companies shall offer for sale to the Executive the vehicle at a purchase price equal to either of the following: (x) if owned by any of the Companies, the then current book value of the vehicle (cost less accumulated depreciation), or (y) if leased by any of the Companies, the purchase price upon the exercise of the purchase option, if any, under the lease.

         The Executive shall not be entitled to receive Severance Benefits if employment with the Companies is terminated by reason of death of Executive, retirement of Executive pursuant to the Company's retirement plan as then in effect, the Executive having reached the age of mandatory retirement (if such requirement then exists for bona fide executives); or Disability of Executive (herein defined); or by reason of termination of employment by the Executive without Good Reason (herein defined); or by reason of termination of employment by the Companies with Cause (herein defined).

         The Executive shall be under no duty or obligation to seek or accept other employment and shall not be required to mitigate the amount of the Severance Benefits provided under the Agreement by seeking employment or otherwise; provided, however, that the Executive shall be required to notify the Companies if the Executive becomes covered by a health or dental care program providing substantially similar coverage, at which time health or dental care continuation coverage provided under this Agreement shall cease.

         3. Parachute Payments. Subject to Section 280G of the Internal Revenue Code of 1986, as amended ("Code"), if the board of directors of ProAssurance determines that an excise tax under Section 4999 ("Excise Tax") would be due, the Executive's Severance Benefits under this Agreement shall be limited to the amount necessary to avoid the Excise Tax only if applying such a limit results in a greater net benefit to the Executive than would have resulted had the benefits not been limited and an Excise Tax paid. For purposes of making such computation:

                  (a) Any other payments or benefits received or to be received by the Executive in connection with the Change of Control or the Executive's termination of employment (whether pursuant to the terms of this Agreement or any other plan, arrangement, or agreement with the Companies, or with any person whose actions result in the Change of Control) shall be treated as

"parachute payments" within the meaning of Section 280G(b)(2) of the Code, and all "excess parachute payments" within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax, unless, in the opinion of tax counsel selected by ProAssurance's independent auditors, such other payments or benefits (in whole or in part) do not constitute parachute payments, or such other payments or benefits (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the base amount within the meaning of
Section 280G(b)(3) of the Code, or such other payments or benefits (in whole or in part) are otherwise not subject to the Excise Tax. In the event an Excise Tax is due, because of payments made under this Agreement, the Executive shall be responsible for paying said Excise Tax.

                  (b) The amount of the Severance Benefits that will be treated as subject to the Excise Tax shall be equal to the lesser of: (i) the total amount of the Severance Benefits; or (ii) the amount of excess parachute payments within the meaning of Section 280G(b)(1) (after applying subparagraph
(a) above).

                  (c) The value of any noncash benefits or any deferred payment or benefit shall be determined by ProAssurance's independent auditors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

                  (d) The Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in a calendar year in which the Severance Benefits are to be paid, and state and local income taxes at the highest marginal rate of taxation in the state and locality of the Executive's residence on the Date of Termination, net of the maximum reduction in federal income taxes that could be obtained from deduction of such state and local taxes.

         In the event the Internal Revenue Service adjusts the computation in subparagraphs (a) through (d) above, so that the Executive did not receive the greatest net benefit, the Companies shall reimburse the Executive for the amount necessary to make the payment of Severance Benefits to the Executive to the extent permitted hereunder, plus a market rate of interest as determined by the Board of Directors of ProAssurance.

         4. Good Reason for Termination. In the event that the Executive's employment relationship with the Companies is terminated for any of the reasons described in this Section 4, the Executive shall be entitled to Severance Benefits, subject to and described in Section 2 of this Agreement. "Good Reason" shall constitute any of the following circumstances if they occur without the Executive's express written consent during the term of this Agreement:

                  (a) The Executive no longer holds an executive level position with executive level responsibilities with the Companies consistent with the Executive's training and experience (Executive and Company acknowledge that the initial position and responsibilities of Executive will be as set forth in the terms of employment ("Terms of Employment") attached to, and incorporated in, this Agreement);

                  (b) The Companies require that the Executive's primary location of employment be more than 50 miles from the location of the Executive's primary location of employment on June 27, 2001;

                  (c) The failure of the Companies to provide the Executive, at a level in 2001 as set forth in the Terms of Employment and thereafter, at a level commensurate with the Executive's position, the incentive compensation opportunities and employee benefits that are provided to other executives of comparable rank with the Companies;

                  (d) A breach by the Companies of any provision of this Agreement. including without limitation, the failure of a successor to assume this Agreement as required in Section 10 hereof;

                  (e) The termination of the Executive's employment by the Companies for a reason other than: (i) death; (ii) retirement pursuant to the Companies' retirement plan as then in effect; (iii) Disability as explained in
Section 5 of this Agreement; (iv) the Executive has reached the age of mandatory retirement (if such requirement then exists for bona fide executives); (v) for Cause, as explained in Section 7 of this Agreement;

                  (f) A reduction by the Companies in the Executive's base salary as set forth in the Terms of Employment; or

                  (g) The termination or non-renewal of this Agreement by the Companies.

                  (h) The Executive must provide the Companies with written notice no later than 45 calendar days after the Executive knows or should have known that Good Reason has occurred. Following the Executive's Notice, the Companies shall have 45 calendar days to rectify the circumstances causing the Good Reason. If the Company fails to rectify the event(s) causing the Good Reason within the 45 day period after the Executive's Notice, or if any of the Companies delivers to the Executive written notice stating that the circumstances cannot or shall not be rectified, the Executive shall be entitled to assert Good Reason and terminate employment on or before 90 days after the delivery of the Executive's Notice. Should Executive fail to provide the required Notice in a timely manner, Good Reason shall not be deemed to have occurred as a result of that event. The Initial Term or a Renewal Term shall not be deemed to have expired during the Notice period, however, as long as the Executive has provided Notice within the Term.

                  (i) Notwithstanding any provisions of this Agreement and this Section 4 to the contrary, Executive may unilaterally and of his own accord terminate his employment relationship with the Companies during the Initial Term without the necessity of any preceding action on the part of the Companies as enumerated in subparagraphs (a) through (g) of this Section 4. In the event that the Executive elects to terminate his employment relationship with the Companies pursuant to this subparagraph (i), the Executive shall give Notice according to the procedures set forth in Section 11 hereof, and the notice procedures as set forth in subparagraph (h) of this Section 4 shall not apply. Such unilateral termination by the Executive shall be deemed to be termination of employment for Good Reason and shall entitle the Executive to the Severance Benefits, subject to and described in Section 2 hereof; provided that if the Executive delivers his notice of unilateral termination after Executive has received a Notice of Termination for Cause pursuant to Section 6 hereof and the Executive's employment with the Companies is terminated for Cause in accordance with Section 6 hereof, the employment of the Executive shall be deemed to have been terminated by the Companies for Cause, rather than terminated by the Executive for Good Reason, and Executive shall not be entitled to any Severance Benefits hereunder.

         5. Disability. For purposes of this Agreement, Disability means a serious injury or illness that requires the Executive to be under the regular care of a licensed medical physician and renders the Executive incapable of performing the essential functions of the Executive's position for 12 months as determined by the Board of Directors of the Companies in good faith and upon receipt of and in reliance on competent medical advice from one or more individuals selected by the Board of Directors, who are qualified to give professional medical advice.

         6. Cause. If the Executive's employment relationship with the Companies is terminated by the Companies for Cause, as described below in this Section, the Executive shall not be eligible for Severance Benefits and all rights of the Executive and obligations of the Companies under this Agreement shall expire. Cause means:

         (a) The Executive has been convicted in a federal or state court of a crime classified as a felony;

         (b) Action or inaction by the Executive (i) that constitutes embezzlement, theft, misappropriation or conversion of assets of the Companies which alone or together with related actions or inactions involve assets of more than a de minimis amount, or that constitutes fraud, gross malfeasance of duty, or conduct grossly inappropriate to Executive's office; and (ii) such action or inaction has adversely affected or is likely to adversely affect the business of the Companies or has resulted or is intended to result in direct or indirect gain or personal enrichment of the Executive to the detriment of the Companies;

         (c) The Executive has been grossly inattentive to, or in a grossly negligent manner failed to competently perform, Executive's job duties and the failure was not cured within 45 days after written notice from the Companies.

         Any termination of the Executive's employment by the Companies for Cause shall be communicated by a notice of termination (the "Notice of Termination") to the Executive. The Notice of Termination shall be a written notice indicating the specific termination provision of this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under this provision.

         7.       Non-Competition.

                  (a) In the event the Date of Termination occurs during the Initial Term, the Executive (i) will be bound by and subject to any covenant not to compete or noncompetition agreement with the Companies (or any of them) to which the Executive was subject as of the Date of Termination (other than the noncompetition agreement set forth in Section 7(b) hereof), or (ii) in the alternative if the Executive is not subject to a covenant not to compete or noncompetition agreement with the Companies (or any of them) as of the Date of Termination (other than a covenant not to compete or noncompetition agreement contained in an employee handbook or otherwise applicable to employees generally) the Executive will be bound by and subject to the noncompetition agreement set forth in subparagraph 7(b) of this Agreement. Upon the expiration of the Initial Term, any and all covenants not to compete or noncompetition agreements between the Executive and the Companies (or any of them) then in effect shall be superseded by the noncompetition agreement set forth in Section 7(b) hereof and the Executive and the Companies shall not be bound by the provisions of any covenant not to compete or noncompetition agreement other than the provisions of Section 7(b) hereof unless specifically agreed to in a written document executed by the Executive and the Companies (or any of them) after the Closing.

                  (b) In the event that either (i) the Date of Termination occurs during the Initial Term and the provisions of Section 7(a)(ii) hereof are binding on the Executive, or (ii) the Date of Termination occurs during a Renewal Term, the Executive will not during the Restricted Period (herein defined):

                           (i) become employed by a competitor company at any location and directly solicit or sell medical professional liability insurance to any person or entity that was insured by any of the Companies within one year prior to the Date or Termination, or directly provide services related to medical professional liability insurance to any such person or entity; or

                           (ii) receive or earn compensation of any type directly arising out of the purchase of medical professional liability insurance by any person or entity that was insured by the Companies at any time within one year prior to the Date of Termination; or

                           (iii) solicit or induce any other employees of the Companies to leave such employment or accept employment with any other person or entity, or solicit or induce any insurance agent of the Companies to offer, sell or market medical professional liability insurance for a competitor company in the primary market area of the Companies.

                           "Competitor company" means an insurance company,
                  insurance agency, business, for profit or not for profit organization (other than the Companies) that provides, or offers to provide medical professional liability insurance to health care providers.

                           "Health care providers" means physicians, dentists,
                  podiatrists, physician assistants, nurse practitioners, other individual health care providers and hospital and other institutional health care providers.

                           "Medical professional liability insurance" means
                  medical malpractice insurance and reinsurance, and equivalent self-insured services such as administration of self-insured trusts, claims management services and risk management services for health care providers. "Medical professional liability insurance" does not include services provided as an employee of a health care provider if such services are rendered solely for the purpose of servicing medical professional liability risk of the employer or that of its employees.

                           "Primary market area" means any state in which the
                  Companies derived more than $5 million in direct written premiums from the sale of medical professional liability insurance to health care providers in the most recent complete fiscal year prior to the Date of Termination.

                           "Restricted Period" means as applicable either (i) if
                  the Date of Termination occurs within the Initial Term, a period of 24 months from such Date of Termination; or (ii) if the Date of Termination occurs within a Renewal Term, a period of 12 months from such Date of Termination.

                           "Employed" includes activities as an owner,
                  proprietor, employee, agent, solicitor, partner, member, manager, principal, shareholder (owning more than 1% of the outstanding stock), consultant, officer, director or independent contractor.

                           "Companies" means any company that is a subsidiary of
                  ProAssurance, now or in the future, and any other company that has succeeded to the business of any of the Companies.

         If the Executive is deemed to have materially breached the non-competition covenants set forth in Section 7 of this Agreement, the Companies may, in addition to seeking an injunction or any other remedy they may have, withhold or cancel any remaining payments or benefits due to the Executive pursuant to Section 2 of this Agreement. The Companies shall give prior or contemporaneous written notice of such withholding or cancellation of payments in accordance with Section 2 hereof. If the Executive violates any of these restrictions, the Companies shall be further entitled to an immediate preliminary and permanent injunctive relief, without bond, in addition to any other remedy which may be available to the Companies.

         Both parties agree that the restrictions in this Agreement are fair and reasonable in all respects, including the geographic and temporal restrictions, and that the benefits described in this Agreement, to the extent any separate or special consideration is necessary, are fully sufficient consideration for the Executive's obligations under this Agreement.

         8. Confidentiality. Executive will remain obligated under any confidentiality or nondisclosure agreement with the Companies (or any of them) that is currently in effect or to which the Executive may in the future be bound. In the event that the Executive is at any time not the subject of a separate confidentiality or nondisclosure agreement with the Companies (or any of them), Executive expressly agrees that Executive shall not use for the Executive's personal benefit, or disclose, communicate or divulge to, or use for the direct or indirect benefit of any person, firm, association or company any confidential or competitive material or information of the Companies or their subsidiaries, including without limitation, any information regarding insureds or other customers, actual or prospective, and the contents of their files; marketing, underwriting or financial plans or analyses which is not a matter of public record; claims practices or analyses which are not matters of public record; pending or past litigation in which the Companies have been involved and which is not a matter of public record; and all other strategic plans, analyses of operations, computer programs, personnel information and other proprietary information with respect to the Companies which are not matters of public record. Executive shall return to the Companies promptly, and in no event later than the Date of Termination, all items, documents, lists and other materials belonging to the Companies or their subsidiaries, including but not limited to, credit, debit or service cards, all documents, computer tapes, or other business records or information, keys and all other items in the Executive's possession or control.

         9. Release of Change of Control Agreement. In consideration of the continued employment of the Executive by the Companies after the Change of Control and the obligation of the Companies to pay the Executive Severance Benefits as herein provided, the Executive hereby waives, releases and forever discharges the Companies and each of their direct or indirect parents, subsidiaries, affiliates and related entities, and all present or former employees, officers, agents, directors or representatives of any of them, from any and all claims, charges, suits, causes of action, demands, expenses and compensation whatsoever, known or unknown, direct or indirect, on account of or growing out of the Executive's Change of Control Agreement and the Severance Agreement between Professionals Group and Executive, dated May 4, 2000, including, without limitation, the payment of severance benefits as provided thereunder. Executive hereby further agrees that he will not institute any suit or action at law, in equity or otherwise against the Companies or any of their direct or indirect parents, subsidiaries, affiliates and related entities, or the present or former employees, officers, agents, directors, or representatives of any of them and their respective successors and assigns, nor will the Executive ever institute, prosecute, or in any way aid in the institutional prosecution of any claim, demand, action or cause of action for damages, costs, expenses, penalties, fines, compensation or equitable relief, for or on account of any damage, loss or injury to either person or property or both, whether developed or undeveloped, resulting or to result, known or unknown, which Executive ever had, now has, or which Executive or his successors and assigns may in the future have against any of said persons in connection with the Change of Control Agreement of the Executive.

         The Executive acknowledges and agrees that Executive has been advised in writing by this Agreement, and otherwise, to CONSULT WITH AN ATTORNEY before Executive enters into this Agreement. The Executive agrees that the Executive received and read a copy of this Agreement prior to executing the same.

         10. Successors of ProAssurance. ProAssurance will require any successor (herein defined) to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Companies would be required to perform this Agreement if no such succession had taken place. Failure of ProAssurance to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Executive to terminate employment for Good Reason and receive Severance Benefits as provided in Section 2 hereof. Reference to the Companies in this Agreement shall include any successor which assumes and agrees to perform this Agreement by operation of law or otherwise.

         The term "successor" means any Person, as defined by Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") other than a Person in control of the Companies immediately after completion of the Change of Control, that either (i) becomes the Beneficial Owner, as defined by Rule 13d-3 of the General Rules and Regulations under the Exchange Act, directly or indirectly, of the securities of ProAssurance representing more than 50.1% of the combined voting power of the then outstanding securities of ProAssurance;
(ii) purchases or otherwise acquires substantially all of the assets of the Companies such that the Companies cease to function on a going forward basis as an insurance holding company system that provides medical professional liability insurance; or (iii) survives a merger, consolidation or reorganization that results in less than 50.1% of the combined voting power of ProAssurance or such surviving entity being owned by stockholders of ProAssurance immediately preceding such merger, consolidation or reorganization.

         11. Notice. For purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or commercial courier or mailed by certified or registered mail, return receipt requested, postage prepaid, addressed to the respective addresses as set forth below or to such other address as one party may have furnished to the other in writing in accordance herewith.

                  Notice to the Executive:

                           Victor T. Adamo

                           --------------------------------

                           --------------------------------

                  Notice to the Companies:

                           ProAssurance Corporation
                           Mailing Address:
                           P. O. Box 590009
                           Birmingham, Alabama 35259-0009
                           Street Address:
                           100 Brookwood Place
                           Birmingham, Alabama 35209
                           Attention: Chairman of the Board

         12.      Claims Procedure.

                  (a) The administrator for purposes of this Agreement shall be ProAssurance ("Administrator"), whose address is 100 Brookwood Place, Birmingham, Alabama 35209; Telephone: (205) 877-4400. The "Named Fiduciary" as defined in Section 402(a)(2) or ERISA, also shall be ProAssurance. ProAssurance shall have the right to designate one or more employees of the Companies as the Administrator and the Named Fiduciary at any time, and to change the address and telephone number of the same. ProAssurance shall give the Executive written notice of any change in the Administrator and Named Fiduciary, or in the address or telephone number of the same.

                  (b) The Administrator shall make all determinations as to the right of any person to receive benefits under the Agreement. Any denial by the Administrator of a claim for benefits by the Executive ("the claimant") shall be stated in writing by the Administrator and delivered or mailed to the claimant within ten (10) days after receipt of the claim, unless special circumstances require an extension of time for processing the claim. If such an extension is required, written notice of the extension shall be furnished to the claimant prior to the termination of the initial 10-day period. In no event shall such extension exceed a period of ten (10) days from the end of the initial period. Any notice of denial shall set forth the specific reasons for the denial, specific reference to pertinent provisions of this Agreement upon which the denial is based, a description of any additional material or information necessary for the claimant to perfect the claim, with an explanation of why such material or information is necessary, and any explanation of claim review procedures, written to the best of the Administrator's ability in a manner that may be understood without legal or actuarial counsel.

                  (c) A claimant whose claim for benefits has been wholly or partially denied by the Administrator may request, within ten (10) days following the receipt of such denial, in a writing addressed to the Administrator, a review of such denial. The claimant shall be entitled to submit such issues or comments in writing or otherwise, as the claimant shall consider relevant to a determination of the claim, and the claimant may include a request for a hearing in person before the Administrator. Prior to submitting the request, the claimant shall be entitled to review such documents as the Administrator shall agree are pertinent to the claim. The claimant may, at all stages of review, be represented by counsel, legal or otherwise, of the claimant's choice. All requests for review shall be promptly resolved. The Administrator's decision with respect to any such review shall be set forth in writing and shall be mailed to the claimant not later than ten (10) days following receipt by the Administrator of the claimant's request unless special circumstances, such as the need to hold a hearing, require an extension of time for processing, in which case the Administrator's decision shall be so mailed not later than twenty (20) days after receipt of such request.

         13. Arbitration. The parties to this Agreement agree that final and binding arbitration shall be the sole recourse to settle any claim or controversy arising out of or relating to a breach or the interpretation of this Agreement, except as either party may be seeking injunctive relief. Either party may file for arbitration. A claimant seeking relief on a claim for benefits, however, must first follow the procedure in Section 12 hereof and may file for arbitration within sixty (60) days following claimant's receipt of the Administrator's written decision on review under Section 12(c) hereof, or if the Administrator fails to provide any written decision under Section 12 hereof, within 60 days of the date on which such written decision was required to be delivered to the claimant as therein provided. The arbitration shall be held at a mutually agreeable location, and shall be subject to and in accordance with the arbitration rules then in effect of the American Arbitration Association; provided that if the location cannot be agreed upon the arbitration shall be held in either Atlanta, Georgia, or Chicago, Illinois, whichever location is closer to the principal office where the Executive was employed on the Date of Termination. The arbitrator may award any and all remedies allowable by the cause of action subject to the arbitration, but the arbitrator's sole authority shall be to interpret and apply the provisions of this Agreement. In reaching its decision the arbitrator shall have no authority to change or modify any provision of this Agreement or other written agreement between the parties. The arbitrator shall have the power to compel the attendance of witnesses at the hearing. Any court having jurisdiction may enter a judgment based upon such arbitration. All decisions of the arbitrator shall be final and binding on the parties without appeal to any court. Upon execution of this Agreement, the Executive shall be deemed to have waived any right to commence litigation proceedings regarding this Agreement outside of arbitration or injunctive relief without the express consent of ProAssurance. The Companies shall pay all arbitration fees and the arbitrator's compensation. If the Executive prevails in the arbitration proceeding, the Companies shall reimburse to the Executive the reasonable fees and expenses of Executive's personal counsel for his or her professional services rendered to the Executive in connection with the enforcement of this Agreement.

         14.      Miscellaneous.

                  (a) Except insofar as this provision may be contrary to applicable law, no sale, transfer, alienation, assignment, pledge, collateralization or attachment of any benefits under this Agreement shall be valid or recognized by the Companies.

                  (b) This Agreement is an unfunded deferred compensation arrangement for a member of a select group of the Companies' management and any exemptions under ERISA, as applicable to such arrangement, shall be applicable to this Agreement. Nothing in this Agreement shall require or be deemed to require the Companies or any of them to segregate, earmark or otherwise set aside any funds or other assets to provide for any payments made or required to be made hereunder.

                  (c) Nothing in this Agreement shall be deemed to create an employment agreement between the Executive and the Companies or any of them providing for Executive's employment for any fixed duration, nor shall it be deemed to modify or undercut the Executive's at will employment status with the Companies.

                  (d) Neither the provisions of this Agreement nor the severance benefits provided hereunder shall reduce any amounts otherwise payable, or in any way diminish the Executive's rights as an employee of the Companies, whether existing now or hereafter, under any benefit, incentive, retirement, stock option, stock bonus or stock purchase plan, or any employment agreement or other plan or arrangement except as expressly set forth in Section 9 hereof.

                  (e) This Agreement sets forth the entire agreement between the parties with respect to the matters set forth herein. This Agreement may not be modified or amended except by written agreement intended as such and signed by all parties.

                  (f) This Agreement shall benefit and be binding upon the parties and their respective directors, officers, employees, representatives, agents, heirs, successors, assigns, devisees, and legal or personal representatives.

                  (g) The Companies, from time to time, shall provide government agencies with such reports concerning this Agreement as may be required by law, and shall provide Executive with such disclosure concerning this Agreement as may be required by law or as the Companies may deem appropriate.

                  (h) Executive and the Companies respectively acknowledge that each of them has read and understand this Agreement, that they have each had adequate time to consider this Agreement and discuss it with each of their attorneys and advisors, that each of them understands the consequences of entering into this Agreement, that each of them is knowingly and voluntarily entering into this Agreement, and that they are each competent to enter into this Agreement.

                  (i) If any provision of this Agreement is determined to be unenforceable, at the discretion of ProAssurance the remainder of this Agreement shall not be affected but each remaining provision shall continue to be valid and effective and shall be modified so that it is enforceable to the fullest extent permitted by law. Moreover, in the event this Agreement is determined to be unenforceable against any of the Companies, it shall continue to be valid and enforceable against the other Companies.

                  (j) This Agreement will be interpreted as a whole according to its fair terms. It will not be construed strictly for or against either party.

                  (k) Except to the extent that federal law controls, this Agreement is to be construed according to Michigan law.

                  IN WITNESS WHEREOF, the parties have duly executed this Agreement as of this 27th day of June, 2001.

                                        EXECUTIVE:

                                        /s/ Victor T. Adamo
                                        ----------------------------------------
                                        Name:  Victor T. Adamo

                                        PROASSURANCE CORPORATION

                                        By: /s/ A. Derrill Crowe
                                            ------------------------------------
                                                 Its: Chairman

                                        PRONATIONAL INSURANCE
                                        COMPANY

                                        By: /s/ Victor T. Adamo
                                            ------------------------------------
                                                 Its: President

                                        By: /s/ John F. Lang, Sr. Vice President
                                            ------------------------------------
                                        PROFESSIONALS GROUP, INC.

                                        By: /s/ Victor T. Adamo
                                            ------------------------------------
                                                 Its: President

                                        By: /s/ John F. Lang, Vice President
                                            ------------------------------------

                     TERMS OF EMPLOYMENT WITH PROASSURANCE

                                   VIC ADAMO


POSITIONS:        President and Chief Operating Officer of ProAssurance
                  Corporation; Vice Chairman and Director of ProAssurance
                  Corporation. Adamo will also serve as a director and officer of various subsidiary corporations including
                  Professionals Group, ProNational Insurance Company, and
                  MEEMIC Holdings, Inc.

RESPONSIBILITIES: President and COO - Direct, administer, and coordinate the activities of the company and its subsidiaries in accordance with the policies, goals, and objectives established by the CEO and Board of Directors. The COO also cooperates with the CEO in the development of the policies, goals and objectives.

                  Vice-Chairman - As assigned by the Chairman and Board of Directors. Initially will focus on Board communications and providing staff structure for the Board governance process.

REPORTING TO:     Chairman/CEO and Board of Directors of ProAssurance
                  Corporation.

LOCATION:         Retain office is Okemos, Michigan with frequent travel to
                  Birmingham, Alabama and other company locations. Travel costs, including air, ground transportation, and lodging to be paid by company outside of Okemos, Michigan.

SALARY: Maintain current base salary of $418,000. To be adjusted 1/1/02 for elimination of company car. First salary review 1/1/03.

BONUS: Bonus for 2001 guaranteed at $158,000 (average of prior 3 years). Subsequent bonuses based on incentive compensation plan to be developed with comparable level of bonus possibility.

RELOC. ALLOWANCE: Not applicable at present time. Available in future in keeping with packages made available to senior officers.

               RELEASE IN CONJUNCTION WITH SEVERANCE COMPENSATION

         This Release of Claims ("Release") is between ProAssurance Corporation ("ProAssurance"), ProNational Insurance Company, Professionals Group, Inc., and any successor company that has assumed the Agreement to which this Release was an attachment (all such organizations being referred to in this Release as the "Companies") and Victor T. Adamo ("Executive").

         The Companies and Executive have agreed to terminate their employment relationship. To effect an orderly termination, the Executive, and the Companies are entering into this Release.

         1. For the purposes of this Release, "Date of Termination" is the effective date of Executive's termination of employment from Companies. Executive hereby waives any and all rights Executive may otherwise have to continued employment with or re-employment by the Companies or any parent, subsidiary or affiliate of Companies.

         2. Effective with the Date of Termination, Executive is relieved of all duties and obligations to the Companies, except as provided in this Release or any applicable provisions of the Change of Control Agreement between Companies and Executive, effective as of June 27, 2001 ("Agreement"), which survive termination of the employment relationship.

         3. Executive agrees that this Release and its terms are confidential and shall not be disclosed or published directly or indirectly to third persons, except as necessary to enforce its terms, by Executive or to Executive's immediate family upon their agreement not to disclose the fact or terms of this Release, or to Executive's attorney, financial consultant or accountant, except that Executive may disclose, as necessary, the fact that Executive has terminated Executive's employment with the Companies.

         4. Any fringe benefits that Executive has received or currently is receiving from the Companies or its affiliates shall cease effective with the Date of Termination, except as otherwise provided for in this Release, in the Agreement or by law.

         5. The parties agree that the terms contained and payments provided for in the Agreement are compensation for and in full consideration of Employee's release of claims under this Release, and Executive's confidentiality, non-compete, non-solicitation and non-disclosure agreements contained in the Agreement.

         6. The Executive shall be under no duty or obligation to seek or accept other employment and shall not be required to mitigate the amount of the Severance Benefits (as defined and provided under the Agreement) by seeking employment or otherwise, provided, however, that the Executive shall be required to notify the Companies if the Executive becomes covered by a health or dental care program providing substantially similar coverage, at which time health or dental care continuation coverage provided under the Agreement shall cease.

         7. Executive waives, releases, and forever discharges the Companies and each of their direct or indirect parents, subsidiaries, affiliates, and any partnerships, joint ventures or other entities involving or related to any of the Companies, their parents, subsidiaries or affiliates, and all present or former employees, officers, agents, directors, successors, assigns and attorneys of any of these corporations, persons or entities (all collectively referred to in this Release as the "Released") from any and all claims, charges, suits, causes of action, demands, expenses and compensation whatsoever, known or unknown, direct or indirect, on account of or growing out of Executive's employment with and termination from the Companies, or relationship or termination of such relationship with any of the Released, or arising out of related events occurring through the date on which this Release is executed. This includes, but is not limited to, claims for breach of any employment contract; handbook or manual; any express or implied contract; any tort; continued employment; loss of wages or benefits; attorney fees; employment discrimination arising under any federal, state, or local civil rights or anti-discrimination statute, including specifically any claims Executive may have under the federal Age Discrimination in Employment Act, as amended, 29 USC ss.ss. 621, et seq.; emotional distress; harassment; defamation; slander; and all other types of claims or causes of action whatsoever arising under any other state or federal statute or common law of the United States.

         8. The Executive does not waive or release any rights or claims that may arise under the federal Age Discrimination in Employment Act, as amended, after the date on which this Release is executed by the Executive.

         9. The Executive acknowledges and agrees that Executive has been advised in writing by this Release, and otherwise, to CONSULT WITH AN ATTORNEY before Executive executes this Release.

         10. The Executive agrees that Executive received a copy of this Release prior to executing the Agreement, that this Release incorporates the Companies' FINAL OFFER; that Executive has been given a period of at least twenty-two (22) calendar days within which to consider this Release and its terms and to consult with an attorney should Executive so elect.

         11. The Executive shall have seven (7) calendar days following Executive's execution of this Release to revoke this Release. Any revocation of this Release shall be made in writing by the Executive and shall be received on or before the time of close of business on the seventh calendar day following the date of the Employee's execution of this Release at ProAssurance's address at 100 Brookwood Place, P. O. Box 590009, Birmingham, Alabama 35259-0009,
Attention: Chairman, or such other place as the Companies may notify Executive in writing. This Release shall not become effective or enforceable until the eighth (8th) calendar day following the Executive's execution of this Release.

         12. Executive and the Companies acknowledge that they have read and understand this Release, that they have had adequate time to consider this Release and discuss it with their attorneys and advisors, that they understand the consequences of entering into this Release, that they are knowingly and voluntarily entering into this Release, and that they are competent to enter into this Release.

         13. This Release shall benefit and be binding upon the parties and their respective directors, officers, employees, agents, heirs, successors, assigns, devisees and legal or personal representatives.

         14. This Release, along with the attached Agreement, sets forth the entire agreement between the parties at the time and date these documents are executed, and fully supersedes any and all prior agreements or understandings between them pertaining to the subject matter in this Release. This Release may not be modified or amended except by a written agreement intended as such, and signed by all parties.

         15. Except to the extent that federal law controls, this Release is to be construed according to the law of the state of Michigan.

         16. If any provision of this Release is determined to be unenforceable, at the discretion of ProAssurance the remainder of this Release shall not be affected but each remaining provision or portion shall continue to be valid and effective and shall be modified so that it is enforceable to the fullest extent permitted by law.

         17. To signify their agreement to the terms of this Release, the parties have executed it on the date set forth opposite their signatures, or those of their authorized agents, which follow.

                                             EXECUTIVE

Dated:
      -------------------------------        ---------------------------------
                                             Victor T. Adamo

                                             PROASSURANCE CORPORATION

Dated:
      -------------------------------        By:
                                                ------------------------------
                                             Its:
                                                 -----------------------------

                                             PROFESSIONALS GROUP, INC.

Dated:
      -------------------------------        By:
                                                ------------------------------
                                             Its:
                                                 -----------------------------


                                             PRONATIONAL INSURANCE COMPANY

Dated:
      -------------------------------        By:
                                                ------------------------------
                                             Its:
                                                 -----------------------------